UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the date of June 28 2010

Lloyds Banking Group plc

25 Gresham Street, London EC2V 7HN

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X      Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-167844) OF LLOYDS BANKING GROUP PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Lloyds Banking Group plc

Lloyds Banking Group plc hereby incorporates by reference the following exhibit to this Report on Form 6-K into its Registration Statement on Form F-3 (File No. 333-167844) as Exhibit 12.

Exhibit	Document
12	Statement of Computation of Ratio of Earnings to Fixed Charges and Ratio of Combined Fixed Charges and Preference Dividends to Earnings

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Lloyds Banking Group plc (Registrant)

Date: 28 June 2010

	By:	/s/ Tim J. W. Tookey
Tim J. W. Tookey
Group Finance Director
Lloyds Banking Group plc

Ratio of earnings to fixed charges

The table below shows the ratio of earnings to fixed charges:

Earnings (1)	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m
Profit before tax (2)	1,042	760	3,999	4,249	3,810
Share of losses / (profits) from joint ventures and associates	752	(4)	(10)	(6)	3
Add: Dividends received from joint ventures and associates	2	52	2	2	1
Add: Fixed charges	19,866	10,352	11,208	9,131	7,439
Earnings	21,662	11,160	15,199	13,376	11,253

Fixed charges	2009	2008	2007	2006	2005
	£m	£m	£m	£m	£m
Interest expensed and capitalised (3)	19,730	10,277	11,138	9,059	7,367
Estimated interest included within rental expense (4)	136	75	70	72	72
Fixed charges	19,866	10,352	11,208	9,131	7,439

Preference dividends (5)	-	-	-	-	-

Combined fixed charges and preference dividends	19,866	10,352	11,208	9,131	7,439

Ratios
Ratio of earnings to fixed charges	1.09	1.08	1.36	1.46	1.51
Ratio of earnings to combined fixed charges and preference dividends	1.09	1.08	1.36	1.46	1.51

Notes

(1)
For the purposes of these ratios, earnings consist of profit before tax, less the unremitted income of joint ventures and associates (i.e. the share of profits / losses from joint ventures and associates less dividends received), plus fixed charges.

(2)
The profit before tax for 2008 and preceding years has been restated to show the impact of the amendment to IFRS 2 Share-based Payment, which was adopted in the Group's 2009 consolidated financial statements, as disclosed on pages 3 and F-9 of the Group's 2009 Annual Report on Form 20-F.

(3)	Interest expensed and capitalised includes the amortisation of debt issuance costs, discounts and premiums.

(4)
Fixed charges consist of total interest expensed and capitalised plus an estimate for the proportion of rental expenses deemed to represent interest cost.  This has been estimated at 30% of rental expenses, as a reasonable approximation of the interest factor.

(5)
There are no preference shares accounted for as equity; all preference shares being accounted for as debt and therefore preference share dividends are already included within interest costs.  As a result, the ratios calculated using fixed charges and combined fixed charges plus preference dividends are the same.

(6)	The amortisation of debt issuance costs/discount/premium is included in the 'Interest expense and capitalised', without quantification of any amounts.